UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A

City of Buenos Aires, October 18, 2023

Sirs.

COMISIÓN NACIONAL DE VALORES

Sub-Management of Issuing Companies

25 de Mayo de 175,

City of Buenos Aires

Attn.: Gerencia de Emisoras

Present

BOLSA Y MERCADO ARGENTINOS S.A.

Sarmiento 299,

City of Buenos Aires

Present

MERCADOS ABIERTO ELÉCTRONICO

San Martin 344,

City of Buenos Aires

Present

Ref.: Material Fact. Stock purchase Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A.

Ladies and Gentlemen,

I am glad to inform, in my role as Central Puerto S.A.s’ (the “Company”) market relationship responsible, that, on the date hereof, Proener S.A.U. (“Proener”), a wholly owned affiliate of the Company, acquired, directly and indirectly, 100% of the capital stock and votes of Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A., owner and operator, respectively, of a photovoltaic plant located in the Province of San Juan, with a nominal capacity of 117 MWdc.

As previously informed, the Company is currently analyzing investment alternatives targeted to increase its environmental performance in the renewable energy market, both wind and solar. The Company’s growth in these complementary activities will enable it to explore new models oriented to the commitment of reducing the environmental impact of its operations.

Proener acquired all of the capital stock and votes of Cordillera Solar VIII S.A. and Scatec Equinor Solutions Argentina S.A. from Equinor Wind Power A.S., Scatec Solar Netherlands B.V. y Scatec Solar Argentina B.V.

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The Company is confident that this acquisition, represents another milestone in the diversification of its energy matrix as part of its strategy for expansion, diversification, and consolidation in a new market.

Sincerely yours,

Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: October 18, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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